GS ENVIROSERVICES, INC.
                           One Penn Plaza, Suite 1612
                               New York, NY 10119

                                             December 9, 2009
VIA EDGAR
---------
John Cash
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

         Re:      GS EnviroServices, Inc.
                  Form 10-K for the fiscal year ended December 31, 2008 Filed March 31, 2009
                  File No. 0-33513

Dear Mr. Cash:

     I am writing in response to your letter dated November 30, 2009. The Staff's comment is copied below, followed by our response.

       Form 10-Q for the period ended September 30, 2009
       Item 4. Controls and Procedures, page 12
       -------------------------------------------------

          1. It does not appear that you disclosed management's conclusion as to the effectiveness of your disclosure controls and procedures. We further note that it appears this disclosure is also missing from your Form 10-Q for the period ended March 31, 2009 and you Form 10-Q for the period ended June 30, 2009. Please amend all of these Form 10-Qs to provide the disclosures required by Item 307 of Regulation S-K.

Response to Comment 1
--------------------

After the Staff has reviewed our response to its comment, we will file amendments to our 10-Qs for the period ended March 31, 2009, June 30, 2009 and September 30, 2009. In Item 4 of each amended filing, we will remove the text originally filed, and replace it with the following text:

          (a)  Evaluation of disclosure controls and procedures.

          The Company conducted an evaluation of the design and operation of our disclosure controls and procedures, as defined under Rule 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended (the `Exchange Act"), as of the end of the period covered by this report. The Company's disclosure controls and procedures are designed (i) to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is recorded, processed and summarized and reported within the time periods specified in the SEC's rules and forms and (ii) to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

          In the course of making our assessment of the effectiveness of our disclosure controls and procedures, we identified a material weakness. This material weakness consisted of inadequate staffing and supervision within the bookkeeping and accounting operations of our company. The lack of employees prevents us from segregating disclosure duties. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews. Based on the results of this assessment, our

          Chief Executive Officer and our Chief Financial Officer concluded that because of the above condition, our disclosure controls and procedures were not effective as of the end of the period covered by this report.

          (b)  Changes in internal controls.

          The term "internal control over financial reporting" (defined in SEC Rule 13a-15(f)) refers to the process of a company that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's management, with the participation of the Chief
          Executive  Officer and Chief  Financial  Officer,  has  evaluated  the
          Company's internal control over financial reporting to determine whether any change occurred during the period covered by this report, and they have concluded that there was no change to the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

                                 ACKNOWLEDGEMENT
                                 ---------------

     The undersigned, as Chief Financial Officer of GS EnviroServices, Inc., hereby acknowledges that:

     - GS EnviroServices, Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - GS EnviroServices, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Yours,

                                    /s/ Kevin Kreisler
                                    ------------------------------------
                                        Kevin Kreisler, Chief Executive Officer